SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 0-8076

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMMUNITY BANCORP EMPLOYEES’ SAVINGS AND

PROFIT SHARING PLAN

38 Fountain Square Plaza, Cincinnati, Ohio 45263

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIFTH THIRD BANCORP

38 Fountain Square Plaza, Cincinnati, Ohio 45263

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23	Consent of Independent Registered Public Accounting Firm.

Exhibit 99	Financial Statements as of and for the years ended December 31, 2005 and 2004 and Supplemental Schedule as of December 31, 2005 for The Southern Community Bancorp Employees’ Savings and Profit Sharing Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Fifth Third Bank Pension and Profit Sharing Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMMUNITY BANCORP EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

Date: June 28, 2006	By:	/s/ Paul L. Reynolds
Paul L. Reynolds
Member, Pension and Profit Sharing Committee